Exhibit 2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 –	Name and Address of Company:

Just Energy Group Inc. (“Just Energy” or the “Company”)
6345 Dixie Road, Suite 200
Mississauga, Ontario
L5T 2E6

Item 2 -	Date of Material Changes:

October 8, 2019

Item 3 –	News Release:

A news release regarding the material change was disseminated by Just Energy over GlobeNewswire on October 8, 2019.

Item 4 –	Summary of Material Change:

On October 8, 2019, Just Energy announced that it had executed a share purchase agreement to sell the Company’s UK operations, Hudson Energy Supply UK Limited (“Hudson UK”), to Shell Energy Retail Limited (“Shell Energy Retail”) for up to £10.5 million (approximately C$17 million). In addition, the Company has identified an incremental approximate C$20 million in annualized cost savings through its ongoing optimization efforts.

Item 5 –	Full Description of Material Change:

5.1	Full Description of Material Change

On October 8, 2019, Just Energy announced that it had executed a share purchase agreement to sell the Company’s UK operations, Hudson UK, to Shell Energy Retail for up to £10.5 million (approximately C$17 million). In addition, the Company has identified an incremental approximate C$20 million in annualized cost savings through its ongoing optimization efforts.

Sale of Hudson UK

The sale of Hudson UK advances Just Energy’s plan to streamline its operations, allowing the Company to narrow its geographic focus and concentrate on its core operations. In addition, the sale improves Just Energy’s liquidity position by eliminating significant capital investments in Hudson UK that would otherwise have been required in the short term to support the UK operations and to further grow the UK business.

Pursuant to the share purchase agreement, Just Energy will receive £2 million (approximately C$3.2 million) at closing and up to £8.5 million (approximately C$13.8 million) to be paid depending on whether the Office of Gas and Electricity Markets (Ofgem) or the Department for Business, Energy and Industrial Strategy reinstate the capacity market payments in the UK within a specified period of time. Until completion of the transaction, both companies will continue to operate independently. Under the terms of the deal, on completion of the transaction, Hudson UK will operate as a wholly-owned subsidiary of Shell Energy Retail Limited. Just Energy is committed to lowering leverage and expects to apply the proceeds from the sale against its indebtedness.

The Company is confident that Shell Energy Retail is a strong partner for its UK-based customers, allowing them to benefit from Shell Energy Retail’s extensive renewable energy offerings and strong customer service. Hudson UK supplies around 200,000 UK residential customers with gas and 100% renewable electricity through its residential trading arm, Green Star Energy, as well as providing bespoke gas and 100% renewable electricity contracts to around 2,000 commercial customers.

The transaction is subject to customary closing conditions, including merger control approval, and is expected to close by the end of 2019.

The Board of Directors received financial advice and an opinion from its financial advisor, National Bank Financial Inc., that as of the date of the opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration payable by Shell Energy Retail pursuant to the sale of Hudson UK is fair, from a financial point of view, to the Company.

The accounting for the sale of Hudson UK is being finalized and a non-cash impairment as a result of the expected sale will be included in Just Energy’s second quarter financial statements under discontinued operations.

Additional cost savings identified

Following an in-depth review of its business, Just Energy has identified several opportunities to improve efficiency and profitability. Incremental savings will be achieved by eliminating low-value activities in non-selling costs, optimizing online commission spending to eliminate low-return deals and through improved efficiency in our customer care group.

These improvements are in addition to cost reductions of approximately C$40 million identified at the end of fiscal 2019, bringing the total FY2020 cost savings to approximately C$60 million, net of costs associated with severance and Just Energy’s strategic review process.

Strategic review process

The strategic review process initiated in early June is ongoing and the board is comfortable with the progress to date. Just Energy has not set a specific timeframe for the conclusion of the strategic review. The Company plans to provide an update when the Board has approved a specific course of action.

While the process is ongoing, Just Energy is focused on improving and optimizing the business. The Company continues to implement measures designed to lower costs by eliminating unnecessary overhead and low-return investments, improve the quality of its customer base and fortify operational and financial controls.

In addition to improvements to its operations, Just Energy has strengthened and stabilized its leadership team with the recent appointments of Mr. Gahn as Chief Executive Officer and Walter M. Higgins III as a director. Each brings to Just Energy expertise and extensive experience in the energy sector.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 –	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 -	Omitted Information:

Not applicable.

Item 8 –	Executive Officer:

For further information, please contact Scott Gahn, Chief Executive
Officer at (713) 412-8314.

Item 9 –	Date of Report:

October 18, 2019

FORWARD-LOOKING STATEMENTS

This material change report may contain forward-looking statements including statements regarding the Company’s financial outlook. Forward-looking statements in this material change report include, but are not limited to, statements and information regarding the completion of the sale of Hudson UK and the timing for completion thereof, the satisfaction of closing conditions to the sale of Hudson UK, the achievement of the contingent consideration in the sale of Hudson UK, the improvement of the Company’s liquidity position as a result of the sale of Hudson UK, the accounting treatment for the sale of Hudson UK and the size of the non-cash impairment resulting from the sale of Hudson UK, the Company’s ability to improve its business by boosting efficiency and lowering costs, the success of the Company’s cost reductions and optimization efforts, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, and the results of the strategic review process. These statements are based on current expectations and assumptions that are believed to be reasonable, but that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, weather conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com. All of the forward-looking statements in this material change report are qualified by the foregoing cautionary statements.